Exhibit 99.1

HAFNIA LIMITED: Results of Annual General Meeting 2026

Singapore, 26 May 2026

Hafnia Limited ("Hafnia", the "Company", OSE ticker code: "HAFNI", NYSE ticker code: “HAFN”) advises that the 2026 Annual General Meeting was held earlier today on 26 May 2026 at 9:00 a.m. (Singapore time) at the registered office of the Company 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438.

The following resolutions were passed:

1.	To adopt the Directors’ Statement, Audited Financial Statements and the Auditor’s Report.

2.	To re-elect the following Directors as set out below:

a)	Mr. Andreas Sohmen-Pao
b)	Mr. Donald John Ridgway
c)	Mr. Peter Graham Read
d)	Ms. Anand Su Yin
e)	Ms. Tan Chin Hwee, Emily

3.	To re-appoint Mr. Andreas Sohmen-Pao as Chairman of the Board of Directors.

4.	To approve the fees payable to the Directors and Committee Members as reflected in the Notice of Annual General Meeting.

5.	To approve the re-appointment of KPMG LLP as Auditor and authorise the Directors to fix its remuneration.

6.	To approve the proposed Share Buy-Back Mandate as described in item 7 in the Notice of Annual General Meeting.

7.	To approve the proposed Share Issue Mandate as described in item 8 in the Notice of Annual General Meeting.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.